Exhibit 99.1

Hydro One seeks approval to upgrade Toronto’s transmission system and unlock economic potential

The Etobicoke Greenway Project supports the city’s growing energy needs

TORONTO, September 5, 2023 – Hydro One Networks Inc. (Hydro One) announced today that it has filed an application with the Ontario Energy Board (OEB) to upgrade an existing transmission line and operate it at a higher voltage as part of its Etobicoke Greenway Project. The $73.1 million investment will help meet the growing energy demand of homes, businesses and public transit initiatives by bringing an additional 300 MW of clean power to the region – enough to power a city the size of Burlington, Ontario, while also creating a new community green space along the corridor which connects Richview Transformer Station (TS) and Manby TS.

“Hydro One is proud to have reached this significant milestone in the project that once complete, will help unlock Toronto’s clean energy future and support the region’s growing energy needs,” said Andrew Spencer, Executive Vice President, Capital Portfolio Delivery, Hydro One. “As families, businesses and communities transition to a cleaner, low-carbon lifestyle, Hydro One will continue investing in its grid, ensuring Ontario remains an attractive place to invest, live and work.”

“Hydro One’s Etobicoke Greenway Project will provide additional, clean electricity that supports the growth of our neighbourhoods and businesses,” said Kinga Surma, Member of Provincial Parliament, Etobicoke Centre. “I look forward to continuing to collaborate with Hydro One and the community to bring this critical project to life.”

Filing a leave to construct application under Section 92 of the Ontario Energy Board Act, 1998, is a requirement for Ontario electricity transmitters to obtain approval from the OEB to construct, expand, or reinforce electricity transmission or interconnections. The application submitted by Hydro One provides details of the project, such as timing, route, design and cost.

This project was identified in the Toronto Integrated Regional Resource Planning process, led by the Independent Electricity System Operator, to support economic growth and transit electrification. In June 2022, Hydro One initiated a Class Environmental Assessment (Class EA) to rebuild and upgrade an existing non-energized 115 kilovolt (kV) transmission line into a 230 kV line. As a key part of the Class EA, Hydro One committed to working closely with the community to create a shared vision for how the hydro corridor could be used for a new community green space once the project has been completed.

For more information about the project, please visit Etobicoke Greenway. Community members are encouraged to contact Hydro One at: 1-877-345-6799 or Community.Relations@HydroOne.com.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $31.5 billion in assets as at December 31, 2022, and annual revenues in 2022 of approximately $7.8 billion.

Our team of approximately 9,300 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2022, Hydro One invested approximately $2.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.9 billion of goods and services. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Leader™ by Electricity Canada.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.

Forward-Looking Statements and Information:

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information: Media can contact Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868.